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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

CONTINENTAL MATERIALS CORPORATION
(Name of Subject Company (issuer))

CONTINENTAL MATERIALS CORPORATION
JAMES G. GIDWITZ
BETSY R. GIDWITZ
RALPH W. GIDWITZ
RONALD J. GIDWITZ
(Names of Filing Persons (offeror and issuer)

COMMON STOCK, $0.25 PAR VALUE PER SHARE
(Title of Class of Securities)

211615 30 7
(CUSIP Number of Class of Securities)

James G. Gidwitz
Chief Executive Officer
Continental Materials Corporation
200 South Wacker Drive, Suite 4000
Chicago, Illinois 60606
(312) 541-7200
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to: Craig R. Culbertson, Esq.
McGuireWoods LLP
77 West Wacker Drive, Suite 4100
Chicago, Illinois 60601
(312) 849-8100

Calculation of Filing Fee

Transaction valuation* $12,200,000	Amount of filing fee $1,435.94

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 400,000 shares of common stock, par value $0.25 per share, at the maximum tender offer price of $30.50 per share in cash.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,435.94
Form or Registration No.:	Schedule TO
Filing Party:	Continental Materials Corporation, James G. Gidwitz, Betsy R. Gidwitz, Ralph W. Gidwitz and Ronald J. Gidwitz
Date Filed:	April 22, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION.

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 22, 2005 (the "Schedule TO") relating to the issuer tender offer by Continental Materials Corporation (the "Company"), a Delaware corporation, to purchase up to 400,000 shares of its common stock, $0.25 par value per share. The Company is offering to purchase these shares at a purchase price not greater than $30.50 nor less than $27.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 22, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as amended or supplemented from time to time together constitute the "Offer." This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Purchase originally filed as Exhibit (a)(1)(i) to the Schedule TO is hereby amended to the extent specifically provided herein, such amendment being incorporated herein by reference in response to Items 1-11 and Item 13 of this Amendment No. 1 and is filed as Exhibit (a)(1)(i).

ITEMS 1-11 and 13.

        (1)   The first bullet point in Question 10 of the Summary Term Sheet of the Offer to Purchase has been revised as follows:

  •
  "the members of our Board of Directors reasonably conclude (together with a legal opinion of counsel to such effect) that the exercise of their fiduciary duties requires us to terminate the Offer;"

        (2)   The second to last bullet point in Question 10 of the Summary Term Sheet of the Offer to Purchase has been revised as follows:

  •
  "a lawsuit or similar action is threatened or instituted against us challenging the Offer or, which in our reasonable judgment, results or has the potential to result in a material adverse effect on us or the Offer; or"

        (3)   The following sentence has been added to the end of the continuation paragraph at the top of page 4 of the Offer to Purchase.

        "Neither Mr. Gidwitz nor the Board placed any restrictions on the scope of Mesirow's analysis."

        (4)   The following text has been added after the fourth sentence in the first full paragraph on page 4 of the Offer to Purchase.

        "The Company provided Mesirow with preliminary financial estimates for 2005. Mesirow performed sensitivity analyses on the estimated 2005 income statement and balance sheet, assuming that the Company purchased $12 million in shares at a price per share of $27.00, $28.50, $30.00, $31.50, and $33.00. The total possible number of shares purchased in the analysis ranged from 363,636 to 444,444, depending on the tender price. In every scenario, the debt on the balance sheet increased by $12 million and the equity decreased by $12 million. The interest expense increased by $695,000, providing an income tax benefit of $251,000, which resulted in a decrease in net income of $444,000 in each scenario. Mesirow calculated the 2005 pro forma return on equity, earnings per share, and book value per share under each of the five pricing scenarios. For more information on these calculations, please see Mesirow's presentation, which was filed as Exhibit 99(c) to the Schedule TO-I filed on April 22, 2005."

        (5)   The following text has been added to the end of the first full paragraph on page 4 of the Offer to Purchase.

        "Mesirow noted, as mentioned in its written presentation, that the proposed tender offer would result in reduced float and that the Company might be delisted from the AMEX as a result of a tender offer."

        (6)   The following text has been added to the beginning of the second full paragraph on page 6 of the Offer to Purchase.

        "In its discussion, the Board ultimately rejected the continuation of the share repurchase program as the sole method of providing liquidity to the Company's stockholders. The Board noted that because of the historically low trading volume for the Company's stock, a share repurchase program would not provide comparable liquidity to the stockholders as would a tender offer. In addition, a share repurchase program would not provide the same type of liquidation opportunities to stockholders with large positions as might be achieved in a tender offer. The Board did not select the one-time payment of a dividend as the most attractive alternative since it would require the participation of all stockholders, rather than the voluntary participation by stockholders desiring to do so. In addition, the Board concluded that it preferred the more favorable capital gains benefits that could be achieved in a tender offer as opposed to the tax implications of a dividend payment."

        (7)   The following text has been added after the third sentence in the last paragraph on page 6 of the Offer to Purchase.

        "Mesirow reviewed a sample of 27 tender offers, both Dutch Auction and fixed price, that were conducted since December 2001. Nine of the precedent transactions are considered "going-private" transactions. All of the companies included in the analysis had a market capitalization of less than $800 million. For each of the companies in the sample, Mesirow reviewed the following:

  •
  High and low share prices for the 52 week period prior to announcement of their tender offer;

  •
  Closing share price on the day prior to announcement ("Closing Share Price");

  •
  Tender range (for Dutch Auctions) and the premium or discount to the Closing Share Price;

  •
  Tender price; and

  •
  Percentage of shares tendered.

        Mesirow analyzed the above elements for each of the tender offers and concluded the following:

  •
  In 50% of the Dutch Auctions, the low end of the tender price range was less than the Closing Share Price;

  •
  For "going-private" transactions, the low end of the tender range was priced at a premium to the Closing Share Price; and

  •
  In three of the 27 tender offers, the tender price was lower than the Closing Share Price.

Mesirow discussed these findings with the Board and answered questions presented by various Board members relating to the analysis and the way in which Mesirow conducted its review and selection of precedent transactions."

        (8)   The following text has been inserted after the fourth sentence in the second full paragraph on page 7 of the Offer to Purchase.

        "In reviewing the historical trading price, the independent directors noted that during 2004, the Company's shares traded in a range of $26.40 to $29.40 per share. Mesirow's presentation also stated that the high share price over the previous ten-year period was $30.15 per share. The independent directors considered the historical trading price in setting the price range, but also reviewed other factors because of the light and sporadic trading volume of the shares. The independent directors noted that the high end of the proposed $27.50—$30.50 range was higher than the 10-year high price of the shares. When looking at the trading price of $28.44, on the last trading day before their consideration of the tender offer, the independent directors discussed setting a price range that would be fair both to stockholders who tender and those who remain invested in the Company. Compared to the trading price prior to the announcement of the Offer, the proposed $27.50—$30.50 price range represents a 3.3% discount at the low end of the purchase price range and a 7.2% premium at the high end of the purchase price range. In reviewing the approximate net book value of $30.65 for the year ended January 1, 2005, the independent directors noted that the Company's shares had historically traded at a discount to the net book value. By setting the high end of the purchase price range slightly below the net book value, the independent directors determined that the price range would be fair to both tendering and non-tendering stockholders. Finally, the independent directors discussed tangible net book value per share, which was approximated to be $25.71 for the year ended January 1, 2005. The independent directors noted that the Company's shares have historically traded above their tangible net book value. Therefore, the independent directors set the price range above the tangible net book value."

        (9)   The following text has been inserted after the sixth sentence in the second full paragraph on page 7 of the Offer to Purchase.

        "The Board then discussed how many shares it would offer to purchase in the transaction. The Board first considered what number of shares would be a meaningful tender amount for the Company's stockholders and would also be sufficient to provide both large and small stockholders with an opportunity for liquidity. In addition, the Board reviewed the current financial situation of the Company and determined that $12.5 million was a reasonable expenditure and financing for the Company to incur in connection with the transaction. The Board wanted to ensure that the Company maintained a reasonable debt-to-total capital ratio so that it would not be leveraged in a manner that would significantly limit its activities in the future. After reviewing these considerations, the Board determined that 400,000 shares (24% of the Company's outstanding shares) was an appropriate amount to acquire in the tender offer transaction."

        (10) The following text has been added after the tabular data on page 8 of the Offer to Purchase.

        "In calculating "Net Book Value in Dollars After the Offer," we assumed that 400,000 shares would be repurchased at the maximum purchase price of $30.50 per share, or an aggregate of $12,200,000, plus $375,000 in transaction costs. Therefore, the pro-forma net book value after the Offer would be $38,873,000, or $12,575,000 lower than the net book value prior to the Offer, at January 1, 2005.

        In calculating the "Net Earnings in Dollars After the Offer," we assumed that the interest expense would increase by $708,000 based on the additional term loan borrowings used to finance the Offer. We calculated the tax benefit of the interest expense at a rate of 34%, for a total benefit of $241,000. Therefore, the pro-forma net earnings in dollars after the Offer would be $1,906,000, or $467,000 lower than the net earnings in dollars prior to the Offer, at January 1, 2005. See "Section 12. Source and Amount of Funds" for additional information regarding the financing of the Offer.

        We have assumed that the number of shares outstanding after the Offer would be reduced by 400,000 to a total of 1,247,914. We have also assumed that the number of shares held by each Gidwitz Participant and by the Gidwitz Family would be the same before and after the Offer. To determine the "Interest by Percentage After the Offer," for both net book value and net earnings, held by each of the Gidwitz Participants and for the Gidwitz Family, the number of shares held by each person is divided by the number of shares assumed to be outstanding after completion of the Offer, or 1,247,914. To determine each person's interest in net book value and net earnings after the Offer, we multiplied such person's ownership percentage by the resulting pro forma net book value and net earnings, as calculated above."

        (11) The following text has been inserted after the third sentence in the paragraph entitled "Net Book Value Per Share" on page 12 of the Offer to Purchase.

        "The Board noted that during fiscal years 2004 and 2003, the shares traded at a discount to net book value. The Board further noted that the Company's shares have typically traded below the net book value. The Board determined that a price range set slightly below the Company's net book value would be appropriate based upon the historical trading prices of the shares in relation to net book value."

        (12) The following text has been inserted after the third sentence in the paragraph entitled "Previous Repurchases" on page 12 of the Offer to Purchase.

        "The Board noted that the current share repurchase program does not provide the Company's stockholders with the same type of liquidity opportunity as would the Offer because of limitations imposed on repurchase amounts based upon trading volume in the marketplace. As a practical matter, purchases under the share repurchase program are not as effective in providing liquidity to the Company's stockholders because of the low historical trading volume of the stock."

        (13) The following language has been inserted on page 12 of the Offer to Purchase at the end of the paragraph entitled "Transaction Structure."

        "The Board considered and reviewed the modified Dutch Auction transaction format and noted that if the Offer is oversubscribed, some tendering stockholders will still own shares after the completion of the Offer. However, the Board pointed out that since such stockholders' holdings would be reduced after the Offer, the affected stockholders would have a greater opportunity to liquidate their shares in the market if they so desire. In addition, the Board noted that it expected the shares to continue trading in a manner that is commensurate with the shares' current trading volume. The Board discussed the possibility that a stockholder who tenders its shares above the purchase price set for the Offer will not have any shares purchased through the Offer process. The Board does not believe that this feature of the transaction structure adversely impacts the fairness of the transaction. In contrast to a fixed price tender offer, stockholders in a Dutch Auction transaction have the ability to participate in setting the price at which their shares are tendered."

        (14) The following text has been inserted after the second sentence in the third paragraph on page 17 of the Offer to Purchase.

        "The Company does not currently plan to make purchases under its share repurchase program after the Offer, however, it may determine to do so at a later date."

        (15) The following language has been added after the first sentence of the first paragraph of Section 4 on page 19 of the Offer to Purchase.

        "Mesirow Financial's investment banking group specializes in advising middle market companies, such as the Company, on a wide range of topics. Mesirow's investment banking group has advised several publicly traded companies on a range of equity related matters. In engaging Mesirow, the Company reviewed Mesirow's qualifications and met with members of Mesirow's investment banking team and determined that Mesirow would fit the Company's needs in the capacity of a financial advisor for the tender offer transaction."

        (16) The paragraph below has been inserted on page 24 of the Offer to Purchase above the subsection entitled "Shares Held in Certificated Form."

"General.

        In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender shares under the Offer, must either (1) check the box in the section entitled "Shares Tendered At Price Determined Pursuant to the Offer" or (2) check one of the boxes in the section entitled "Shares Tendered At Price Determined By Stockholder," indicating the price at which shares are being tendered. Stockholders who desire to tender shares at more than one price, must complete a separate Letter of Transmittal for each price at which shares are tendered, provided that the same shares cannot be tendered (unless properly withdrawn previously in accordance with Section 7 of this Offer to Purchase) at more than one price. To tender shares properly, one and only one of the two boxes must be checked as described above in the Letter of Transmittal."

        (17) The paragraph below has been added on page 30 of the Offer to Purchase after the second paragraph of "Section 7. Withdrawal Rights."

        "A single notice of withdrawal shall be sufficient to withdraw a stockholder's shares that were tendered under separate Letters of Transmittal. The notice of withdrawal must specify all of the information requested in this Section 7 as to each of the shares or certificates tendered. When a stockholder tenders its shares through separate Letters of Transmittal, the stockholder must specify the number of shares he or she wishes to withdraw and at what price such shares were previously tendered."

        (18) Numbered paragraph (7) on page 34 of the Offer to Purchase has been revised as follows:

        "(7)    As a result of any event described in the preceding paragraphs, or any other event, our Board reasonably concludes (together with a legal opinion of counsel to such effect) that the exercise of its fiduciary duties requires us to terminate the Offer."

        (19) The second sentence in the first full paragraph on page 36 of the Offer to Purchase has been deleted and revised as follows:

        "Based on the terms of the April 14, 2005 amendment, the increase in the term loan and our performance for the 12 months ended April 2, 2005, the performance-based rates would be 5.21% (or LIBOR plus 2.00%) for the term loan and 4.96% (or LIBOR plus 1.75%) for borrowings under the revolving credit facility."

        (20) The following text has been added on page 41 of the Offer to Purchase below the row entitled "Annual Report on Form 10-K."

SEC FILING (FILE NO. 01-3834)	PERIOD OR DATE FILED
Definitive Proxy Statement on Form 14A	Filed April 29, 2005 (except for information that is not deemed to be "soliciting material" or to be filed with the SEC and is not incorporated by reference herein)

ITEM 12.    EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase dated April 22, 2005, as amended.*
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Letter from New York Life Trust Company to the Participants in the Continental Materials Corporation Employees Profit Sharing Retirement Plan with Direction Form.
(a)(2)	Not applicable.
(a)(3)(i)	Offer to Purchase dated April 22, 2005, as amended (filed herewith as Exhibit (a)(1)(i)).*
(a)(3)(ii)	Letter of Transmittal (filed as Exhibit (a)(1)(ii)).
(a)(4)	Not Applicable.
(a)(5)(i)
Text of press release issued by Continental Materials Corporation dated March 24, 2005 (incorporated herein by reference to the Company's Current Report Form 8-K filed on March 24, 2005 (except for information furnished under Item 2.02 of Form 8-K, which is not deemed filed and not incorporated by reference herein) (Commission File No. 1-3834)).
(a)(5)(ii)	Text of press release issued by Continental Materials Corporation, dated April 22, 2005.
(a)(5)(iii)	Letter from James Gidwitz, Chairman and Chief Executive Officer of Continental Materials Corporation, to the Stockholders of Continental Materials Corporation, dated April 22, 2005.
(a)(5)(iv)	Text of press release issued by Continental Materials Corporation, dated May 6, 2005.*
(b)(i)
Revolving Credit and Term Loan Agreement dated as of September 5, 2003, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to Exhibit 10 of the Company's Quarterly Report Form 10-Q for the period ended September 27, 2003 (Commission File No. 1-3834)).
(b)(ii)
First Amendment to Revolving Credit and Term Loan Agreement dated as of May 29, 2004, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended July 3, 2004 (Commission File No. 1-3834)).
(b)(iii)
Second Amendment to Revolving Credit and Term Loan Agreement dated as of April 14, 2005, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to the Company's Current Report on Form 8-K filed on April 18, 2005 (Commission File No. 1-3834)).
(c)	Presentation of Mesirow Financial, Inc. to the Board of Directors of the Company, dated March 14, 2005.
(d)(i)
Continental Materials Corporation Amended and Restated 1994 Stock Option Plan dated May 25, 1994 (incorporated herein by reference to Appendix A of the Company's Proxy Statement filed on April 28, 1994 (Commission File No. 1-3834) ).
(d)(ii)
Continental Materials Corporation Employees Profit Sharing Retirement Plan Amended and Restated, generally effective October 1, 1997 (incorporated herein by reference to Exhibit 99a of the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (Commission File No. 1-3834)).

(d)(iii)
Restatement of Agreement Establishing CMC Partnership, dated as of December 1, 1993, by and among the parties named therein, (incorporated herein by reference to Amendment No. 1 to the Schedule 13D filed by James Gidwitz on February 14, 1997).
(f)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed herewith; all others previously filed.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2005	CONTINENTAL MATERIALS CORPORATION
/s/ JAMES G. GIDWITZ James G. Gidwitz Title: Chief Executive Officer and Chairman of the Board
/s/ BETSY R. GIDWITZ Betsy R. Gidwitz Title: Director	/s/ RALPH W. GIDWITZ Ralph W. Gidwitz Title: Director
/s/ JAMES G. GIDWITZ James G. Gidwitz Title: Chief Executive Officer and Chairman of the Board	/s/ RONALD J. GIDWITZ Ronald J. Gidwitz Title: Director

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase dated April 22, 2005, as amended.*
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Letter from New York Life Trust Company to the Participants in the Continental Materials Corporation Employees Profit Sharing Retirement Plan with Direction Form.
(a)(2)	Not applicable.
(a)(3)(i)	Offer to Purchase dated April 22, 2005, as amended (filed herewith as Exhibit (a)(1)(i)).*
(a)(3)(ii)	Letter of Transmittal (filed as Exhibit (a)(1)(ii)).
(a)(4)	Not Applicable.
(a)(5)(i)
Text of press release issued by Continental Materials Corporation dated March 24, 2005 (incorporated herein by reference to the Company's Current Report Form 8-K filed on March 24, 2005 (except for information furnished under Item 2.02 of Form 8-K, which is not deemed filed and not incorporated by reference herein) (Commission File No. 1-3834)).
(a)(5)(ii)	Text of press release issued by Continental Materials Corporation, dated April 22, 2005.
(a)(5)(iii)	Letter from James Gidwitz, Chairman and Chief Executive Officer of Continental Materials Corporation, to the Stockholders of Continental Materials Corporation, dated April 22, 2005.
(a)(5)(iv)	Text of press release issued by Continental Materials Corporation, dated May 6, 2005.*
(b)(i)
Revolving Credit and Term Loan Agreement dated as of September 5, 2003, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to Exhibit 10 of the Company's Quarterly Report Form 10-Q for the period ended September 27, 2003 (Commission File No. 1-3834)).
(b)(ii)
First Amendment to Revolving Credit and Term Loan Agreement dated as of May 29, 2004, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended July 3, 2004 (Commission File No. 1-3834)).
(b)(iii)
Second Amendment to Revolving Credit and Term Loan Agreement dated as of April 14, 2005, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to the Company's Current Report on Form 8-K filed on April 18, 2005 (Commission File No. 1-3834)).
(c)	Presentation of Mesirow Financial, Inc. to the Board of Directors of the Company, dated March 14, 2005.
(d)(i)
Continental Materials Corporation Amended and Restated 1994 Stock Option Plan dated May 25, 1994 (incorporated herein by reference to Appendix A of the Company's Proxy Statement filed on April 28, 1994 (Commission File No. 1-3834) ).
(d)(ii)
Continental Materials Corporation Employees Profit Sharing Retirement Plan Amended and Restated, generally effective October 1, 1997 (incorporated herein by reference to Exhibit 99a of the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (Commission File No. 1-3834)).

(d)(iii)
Restatement of Agreement Establishing CMC Partnership, dated as of December 1, 1993, by and among the parties named therein, (incorporated herein by reference to Amendment No. 1 to the Schedule 13D filed by James Gidwitz on February 14, 1997).
(f)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed herewith; all others previously filed.

QuickLinks

  INTRODUCTION.
  ITEMS 1-11 and 13.
  ITEM 12. EXHIBITS
EXHIBIT INDEX